EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2013	Years Ended December 31,
(dollars in thousands)		2012	2011	2010	2009	2008
Ratio 1 – Including interest on deposits
Earnings:
Income (loss) from continuing operations before income taxes	$46,553	31,477	(59,532)	(849,170)	(1,605,908)	(660,806)
Fixed charges excluding preferred stock dividends and accretion	32,309	158,224	226,987	342,674	506,873	787,227
Total	$78,862	189,701	167,455	(506,496)	(1,099,035)	126,421
Fixed charges:
Interest on deposits	16,716	95,749	173,885	288,327	456,247	667,453
Interest on short-term borrowings	91	614	1,063	1,921	3,841	38,577
Interest on long-term debt	13,770	53,659	42,654	44,000	38,791	73,657
Portion of rents representative of the interest factor (1/3) of expense	1,732	8,202	9,385	8,426	7,994	7,540
Preferred stock dividends and accretion	14,776	58,704	58,088	57,510	52,395	310
Total fixed charges including preferred stock dividends and accretion	$47,085	216,928	285,075	400,184	559,268	787,537
Ratio of earnings to fixed charges	1.67x	0.87x	0.59x	(1.27x)	(1.97x)	0.16x
Ratio 2 – Excluding interest on deposits
Earnings:
Income (loss) from continuing operations before income taxes	$46,553	31,477	(59,532)	(849,170)	(1,605,908)	(660,806)
Fixed charges excluding preferred stock dividends and accretion	15,593	62,475	53,102	54,347	50,626	119,774
Total	$62,146	93,952	(6,430)	(794,823)	(1,555,282)	(541,032)
Fixed charges:
Interest on short-term borrowings	91	614	1,063	1,921	3,841	38,577
Interest on long-term debt	13,770	53,659	42,654	44,000	38,791	73,657
Portion of rents representative of the interest factor (1/3) of expense	1,732	8,202	9,385	8,426	7,994	7,540
Preferred stock dividends and accretion	14,776	58,704	58,088	57,510	52,395	310
Total fixed charges including preferred stock dividends and accretion	$30,369	121,179	111,190	111,857	103,021	120,084
Ratio of earnings to fixed charges	2.05x	0.78x	(0.06x)	(7.11x)	(15.10x)	(4.51x)